

December 29, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Elevation Series Trust
        Issuer CIK: 0001936157
        Issuer File Number: 333-265972 / 811-23812
        Form Type: 8-A12B
        Filing Date: December 29, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the TrueShares S&P Hedged Structured Income High ETF and TrueShares S&P Hedged Structured Income Moderate ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications